Evolution Managed Bond Fund
Investor Class (PEMVX)

Evolution All-Cap Equity Fund
Investor Class (PEVEX)

Evolution Market Leaders Fund
Investor Class (PEVSX)

Evolution Alternative Investment Fund
Investor Class (PETRX)

Each a Series of the
DIREXION FUNDS

Supplement dated July 29, 2013
to the Prospectus and
Statement of Additional Information ("SAI") dated December 28, 2012

      The Board of Trustees (the "Board") of the Direxion Funds (the "Trust"), based upon the recommendation of Rafferty Asset Management, LLC ("Rafferty"), the Trust's adviser, and Flexible Plan Investments, Ltd., the subadviser for the Evolution Managed Bond Fund, Evolution All-Cap Equity Fund, Evolution Market Leaders Fund and Evolution Alternative Investment Fund (each a "Fund" and collectively the "Funds"), has determined that it is in the best interests of each Fund and its respective shareholders to liquidate and terminate the Funds.  Due to each Fund's inability to attract sufficient investment assets to maintain a competitive operating structure, thereby hindering their ability to operate efficiently, Rafferty informed the Board that each Fund could not continue to conduct its business and operations in an economically efficient manner

      The Funds will be closed to new investments as of the close of regular trading on the New York Stock Exchange ("NYSE") on or about August 16, 2013.  The Funds' assets will be converted to cash on or about August 21, 2013.  The Funds will no longer pursue their stated investment objectives after August 21, 2013 and the Funds may no longer pursue their investment objective if their net assets fall below $2 million at any time prior to August 21, 2013.  The Funds will be liquidated on August 28, 2013 (the "Liquidation Date").

      As of the close of regular trading on the NYSE on or about August 16, 2013, shareholders will not be permitted to purchase additional shares of the Funds (except purchases made through reinvestment of dividends, if any).  Any shareholder who has not redeemed shares of each Fund, or exchanged them for shares of other investment series of the Trust, prior to the Liquidation Date, will receive a check representing the shareholder's proportionate interest in the net assets of the Fund as of the Liquidation Date.

      For more information, please contact the Funds at (866) 851-0511.

Please retain this Supplement with the Prospectus and SAI.